SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 5)

Northway Financial, Inc.

(Name of Issuer)

Northway Financial, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)
667270102
(CUSIP Number of Class of Securities)

Richard P. Orsillo
Northway Financial, Inc.
9 Main Street
Berlin, New Hampshire 03570
(603) 752-1171
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

With a copy to:
William P. Mayer
Goodwin Procter LLP
One Exchange Place
Boston, MA 02109
(617) 570-1534

This statement is filed in connection with (check the appropriate box):
a.    |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).
b.	|_| The filing of a registration statement under the Securities Act of 1933.
c.	|_| A tender offer.
d.	|_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. | |

Check the following box if the filing is a final amendment reporting the results of the transaction: |X|

CALCULATION OF FILING FEE

Transaction Valuation(*) Amount of Filing Fee** ------------------------ ---------------------- $9,031,000 $1,806.20

*Estimated maximum price to be paid in lieu of issuance of fractional shares of common stock to persons who would hold less than one whole share of common stock of record after the proposed reverse stock split and based on an amount per share equal to the product obtained by multiplying (A) $37.50 by (B) the total number of shares of common stock owned by all such stockholders of record immediately prior to the reverse stock split.

**Determined pursuant to Rule 0-11(b)(1) as $9,031,000 multiplied by .0002.

|x| Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1)    Amount previsously paid:  $1,006.500
(2)    Form or Registration No.:    Schedule 13E-3
(3)    Filing Party:    Northway Financial, Inc.
(4)    Date Filed:    April 10, 2007

INTRODUCTION

This Amendment No. 5 ("Amendment") amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") filed on April 16, 2007 by Northway Financial, Inc. (the "Company"), as amended by Amendment No. 1 to the Schedule 13E-3 filed on April 16, 2007, Amendment No. 2 to the Schedule 13E-3 filed on May 24, 2007, Amendment No. 3 to the Schedule 13E-3 filed on June 20, 2007 and Amendment No. 4, filed on July 13, 2007. This Amendment is being filed by the Company as a final amendment to the Schedule 13E-3 to report the results of the 1-for-400 reverse stock split followed immediately by an 800-for-1 forward stock split of the Company's common stock (the "Split Transaction").

Stockholders holding shares of the Company's common stock representing the required majority of votes approved the Split Transaction at a meeting of the Company's stockholders held on August 28, 2007 with 67% of the shares of common stock voting in favor of the reverse split and 67% of the shares of common stock voting in favor of the forward split. On September 11, 2007, the Company filed Articles of Amendment with the Secretary of State of the State of New Hampshire to effect the Split Transaction. As a result of the effectiveness of the Split Transaction, as of 6:00 p.m. (Eastern Time) on September 11, 2007, (i) stockholders owning fewer than 400 shares of the Company's common stock on to September 4, 2007 (the “Record Date of the Split Transaction”) will receive cash at a price of $37.50 per share owned by such stockholders prior on the Record Date of the Split Transaction and (ii) stockholders owning 400 or more shares of the Company's common stock on the Record Date of the Split Transaction own double the number of shares of the Company's common stock as they did on the Record Date of the Split Transaction. The Company also filed a Form 25 with the Securities and Exchange Commission (the "SEC") on September 11, 2007 to terminate its listing on the NASDAQ Stock Market.

Based on the information available to the Company, the Split Transaction reduced the number of record holders of the Company's common stock to fewer than 300. The Company filed a Form 15 with the Securities and Exchange Commission (the "SEC") on September 21, 2007 to terminate the registration of the Company's common stock under the Securities Exchange Act of 1934, as amended. Upon the filing of the Form 15, the Company was no longer required to file periodic reports with the SEC, including annual reports on Form 10-K and quarterly reports on Form 10-Q.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2007

NORTHWAY FINANCIAL, INC.

By: /s/ Richard P. Orsillo ---------------------------------------- Richard P. Orsillo Senior Vice President and Chief Financial Officer